Exhibit 10.2

Execution Copy

EMPLOYMENT AGREEMENT

AGREEMENT dated as of November 26, 2012, between NC Transaction, Inc., a Delaware corporation, with offices at 1211 Avenue of the Americas, New York, NY 10036 (the “Company”) and Mr. Bedi Ajay Singh, residing at the address that is on file with the Company (the “Executive”).

W I T N E S S E T H:

WHEREAS, News Corporation, the parent of the Company, intends to separate its publishing businesses and certain other assets (the “Separation”) into a separate publicly traded company (“PubCo”);

WHEREAS, the Company is a subsidiary of News Corporation that was formed to facilitate the spinoff of its publishing businesses through PubCo;

WHEREAS, the Company desires to employ the Executive to provide services to it and PubCo on the terms and conditions hereinafter set forth; and

WHEREAS, the Executive desires to be so employed;

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. Duties. The Company agrees to employ the Executive and the Executive agrees to accept employment with the Company for the Term of Employment hereinafter defined. During the Term of Employment, the Executive, subject to the provisions of this Agreement, shall work as directed by the Company to facilitate the contemplated Separation and shall as of the Separation Date: (a) have the title and the duties of Chief Financial Officer of PubCo, overseeing all financial operations of the Company; and (b) report directly to the Chief Executive Officer of PubCo.

In addition, the Executive shall serve as a director and/or officer of such of the subsidiaries of PubCo as the Chief Executive Officer of PubCo and the Executive shall deem appropriate.

Subject to the provisions of Section 7(c) hereof, during the Term of Employment the Executive shall devote substantially all of his business time and attention and give his best efforts and skill to furthering the business and interests of PubCo and to the performance of such executive duties as the Chief Executive Officer of PubCo may determine, from time to time, consistent with your position as Chief Financial Officer of PubCo and the terms of this Agreement; provided, however, that nothing herein shall prevent Executive from (i) owning not more than five (5%) percent of the outstanding stock of any publicly held corporation; (ii) acting as trustee of personal trusts, (iii) serving on up to 3 boards of directors or trustees and (iv) investing his personal assets, as long as these activities comply with News Corporation’s and PubCo’s policies, as applicable, do not compete with PubCo and do not impair the performance by Executive of his duties hereunder.

2. Term. “Term of Employment” as used herein shall mean the period from November 26, 2012 (the “Effective Date”) through June 30, 2016; provided, however, if the Term of Employment is terminated earlier, as hereinafter set forth, the Term of Employment shall mean the period from November 26, 2012 through the effective date of such earlier termination. The Term of Employment shall be terminated earlier only in accordance with Sections 8 and 9 hereof. Company shall inform employee about its intention as to whether or not this Agreement will be extended or renewed, no later than March 31, 2016.

3. Location. The Executive shall be based and essentially render services in the New York City metropolitan area at the principal office maintained by the Company or PubCo, as applicable, in such area. The Executive will travel as reasonably required to perform his functions hereunder.

4. Compensation.

(a)	Base salary. As compensation for his services, the Executive shall receive a base salary at an annual rate of not less than $1,100,000 (the “Base Salary”) to be paid in the same manner as other senior executives of the Company or PubCo, as applicable, are paid (which shall be no less frequently than monthly).

(b)	Annual Bonus. The Executive will be entitled to receive an annual bonus (the “Annual Bonus”) with a target of no less than $1,000,000 (the “Annual Bonus Target”) based on the achievement of performance metrics to be agreed upon in good faith . For the fiscal year ended June 30, 2013, the Executive will be eligible to receive a pro rata portion of the Annual Bonus calculated based on the number of days the Executive was employed by the Company and/or its affiliates in the fiscal year compared to the total number of days in such fiscal year. The Annual Bonus is payable in no event later than two months and fifteen days after the applicable fiscal year end.

(c)	Long-term incentive. Pubco intends to adopt a performance-based long term equity-based incentive program (the “Equity Incentive Program”). Beginning in fiscal 2014 (i.e. 7/1/13 through 6/30/14), the Executive shall be entitled to receive an annual award under PubCo’s Equity Incentive Program that has a target payout of no less than $1,000,000 (the “Equity Bonus”) and shall be in such form(s) and contain such other terms and conditions as determined by Pubco and consistent with other comparable senior executives of PubCo. If the Term of Employment expires on June 30, 2016 and the Executive is not offered an extension or renewal on similar or better terms, the Executive shall continue to be eligible to earn the full value of any Equity Bonus awarded during the Term of Employment.

(d)

Initial equity grant. Within 15 days after the date hereof, the Executive shall receive a one-time grant of shares of News Corporation Class A Common Stock (the “Initial Equity”) equivalent to $500,000 in value that, effective on the Separation, will be converted to the number of shares of PubCo Class A Common Stock based on the same ratio of News Corporation Class A Common Stock to PubCo Class A Common Stock that is determined at the time of the Separation and used to convert other News Corporation equity awards to PubCo equity awards. The Initial Equity shall vest in three equal, annual installments on November 26 of each 12 month employment period from and after the Effective Date, subject to the Executive’s continued employment on each such vesting date and except as otherwise provided herein.

5. Other Benefits. The Executive shall be entitled to the following benefits (collectively, the “Benefits”):

(a) The Executive shall be entitled to participate in all of the following incentive or benefit plans or arrangements presently in effect or hereafter adopted by the Company or PubCo or their affiliates and to such other perquisites as are applicable to other senior executives of the Company or PubCo of equal rank including, but not limited to:

(i) any stock option or purchase plan, stock appreciation rights plan or any bonus or other incentive compensation plan; and

(ii) any profit-sharing, pension, group medical, dental, disability and life insurance or other similar benefit plans. Employee shall also receive a monthly car allowance of $1,200.

(b) The Executive shall be entitled to paid vacation annually, in such amount as provided to other senior executives of the Company.

6. Business Expenses. During the Term of Employment, the Company or PubCo, as applicable, shall pay, or reimburse the Executive for, all expenses reasonably incurred by him in connection with his performance of his duties hereunder, including without limitation the expense of travel in the performance of his duties hereunder and such other business and travel privileges as are afforded other senior executives of the Company. Executive shall also be reimbursed for his legal expenses reasonably incurred in connection with the negotiation and documentation of this Agreement not to exceed $20,000. Such business expenses shall be reimbursed as provided in Section 18(f), below.

7. Confidentiality; Restriction on Competition.

(a) Any and all confidential knowledge or information concerning the Company, PubCo and News Corporation and their affairs obtained by the Executive in the course of his employment will be held inviolate by him and he will conceal the same from any and all other persons, including, but not limited to, competitors of the Company, PubCo and News Corporation and their affiliates and will not impart any such knowledge acquired by him as an officer or employee of the Company, PubCo and News Corporation to anyone.

(b) Upon termination of his employment, the Executive will immediately surrender and turn over to the Company and PubCo, as applicable, all books, forms, records, customer lists and all other papers and writings relating to the Company, PubCo and News Corporation and all other property belonging to the Company, PubCo and News Corporation.

(c) During the Term of Employment, the Executive will not, in any manner directly or indirectly, engage in any business which competes with the business in which PubCo is then engaged and will not directly or indirectly own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be employed by, or connected in any manner with any corporation, firm or business that is so engaged.

(d) The Executive shall at all times be subject to, observe and carry out such rules, regulations, policies, directions and restrictions applicable to employees of News Corporation and, after the Separation, of PubCo generally, as News Corporation or PubCo, as applicable, may from time to time implement or establish as well as those imposed by law. Prior to the Separation, the Executive agrees to comply with such policies at News Corporation, including without limitation the News Corporation Standards of Business Conduct. The Executive acknowledges that he has received copies of such News Corporation policies, has reviewed them and understands them. The Executive further acknowledges that PubCo will provide him copies of PubCo policies as soon as practicable and he will be responsible for reviewing and confirming his understanding of such policies as soon as practicable following his receipt of them.

8. Termination by the Company. The Executive’s employment hereunder may be terminated by the Company or PubCo, as applicable, without any breach of this Agreement only under the following circumstances:

(a) The Executive’s employment hereunder shall terminate upon his death.

(b) If, as a result of the Executive’s incapacity and disability due to physical or mental illness, the Executive shall have been absent from his duties hereunder for a period of 365 consecutive days during the Term of Employment, the Company or PubCo, may terminate the Executive’s employment hereunder.

(c) The Company or PubCo, may terminate the Executive’s employment hereunder for “cause” as defined herein. For purposes of this Agreement, the Company or PubCo shall have “cause” to terminate the Executive’s employment hereunder only in the event of a material breach of this Agreement by the Executive, which breach is not cured within thirty days after written notice to the Executive specifying such breach, or in the event of the Executive’s excessive unauthorized absenteeism, chronic substance abuse, fraud, embezzlement, or conviction of a felony (other than a vehicular felony).

(d) The Company or PubCo may terminate the Executive’s employment other than for cause, death or disability, subject to Section 10(d) hereof.

(e) Any termination of the Executive’s employment by the Company or PubCo (other than termination pursuant to subsection (a) above) shall be communicated by a written Notice of Termination to the Executive. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in full detail the facts and circumstances claimed to provide the basis for termination of the Executive’s employment under the provision so indicated.

(f) “Date of Termination” shall mean (i) if the Executive’s employment is terminated by his death, the date of this death, or (ii) if the Executive’s employment is terminated pursuant to subsections (b), (c) or (d) above, the date specified in the Notice of Termination.

9. Termination by Executive.

(a) At his option, and; provided the foregoing occurrences satisfy “Good Cause” within the meaning of Section 409A of the Code, and Section 1.409A-1(n)(2)(ii) of the Treasury Regulations promulgated thereunder, the Executive may terminate his employment without any breach of this Agreement under the following circumstances:

(i) In the event of a material breach of the Agreement by the Company, which breach if curable, is not cured within thirty (30) days after written notice specifying such breach;

(ii) If the Executive is required to be based and essentially render services in other than the New York City metropolitan area at the principal office of the Company or PubCo, as applicable in such area; or

(iii) a material diminution in the Executive’s job description, title, authority, duties or responsibility;

(b) Any Good Cause termination of his employment by the Executive shall be communicated by a written Notice of Termination to the Company or PubCo, as applicable, within 90 days of the condition giving rise to such Good Reason first occurring, and the Company, or PubCo, as applicable, shall have thirty (30) days from such notice to cure the condition giving rise to such Good Reason, as set forth in Section 1.409A-1(n)(2)(C) of the Treasury Regulations.

10. Compensation Upon Termination.

(a) If the employment of the Executive is terminated pursuant to Section 8(a) hereof, by reason of his death, the Company agrees to pay directly to his surviving spouse, or if his spouse shall not survive him, then to the legal representative of his estate, (i) for a period of twelve (12) months (commencing with the Date of Termination) an amount equal to and payable at the same rate as his then current Base Salary and (ii) within ten (10) days following the Date of Termination, the Accrued Amounts (as hereinafter defined). For purposes of this Agreement, “Accrued Amounts” shall mean (i) any Annual Bonus payable but not yet paid with respect to any fiscal year prior to the Date of Termination (the “Unpaid Prior Year Bonus”), (ii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of termination had no termination occurred (calculated based on the Annual Bonus Target and based on the number of days the Executive was employed by the Company and PubCo in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year) (iii) the Initial Equity Grant pursuant to Section 4(d) hereof, all of which shall be deemed to be fully vested, and (iv) with respect to Equity Bonus awards or awards under other equity plans, vesting, payment and other terms as provided for herein or under the terms of the applicable plan documents. The foregoing payments shall be in addition to what the Executive’s spouse, beneficiaries or estate may be entitled to receive pursuant to any employee benefit plan or life insurance policy then provided to the Executive or maintained by the Company or PubCo, as applicable. The payments provided for in this Section 10(a) shall fully discharge the obligations of the Company, PubCo and their affiliates hereunder and the Company, PubCo and their affiliates shall be under no obligation to provide any further compensation to the Executive, his surviving spouse or the legal representative of his estate, except as otherwise required in this Agreement.

(b) During any period that the Executive fails to perform his duties hereunder as a result of incapacity and disability due to physical or mental illness, the Company shall continue to pay to the Executive his full Base Salary until the Executive returns to his duties or until twelve (12) months after the Executive’s employment is terminated pursuant to Section 8(b) hereof. In addition, Executive shall receive payment of the Accrued Amounts. Such payments shall fully discharge the obligations of the Company, PubCo and their affiliates hereunder and the Company, PubCo and their affiliates shall be under no obligation to provide any further compensation to the Executive, except as otherwise required in this Agreement. Such payments, together with any payments to which the Executive is entitled by reason of his participation in any disability benefit plan, shall fully discharge the obligations of the Company, PubCo and their affiliates hereunder and the Company, PubCo and their affiliates shall be under no obligation to provide any further compensation to the Executive, except as otherwise required in this Agreement.

(c) If the Executive’s employment shall be terminated for cause pursuant to Section 8(c) hereof, the Company shall pay the Executive his full Base Salary through the Date of Termination and the Unpaid Prior Year Bonus, if any no later than two months and fifteen days after the end of the fiscal year in which the Date of Termination occurred. Such payments shall fully discharge the obligations of the Company, PubCo and their affiliates hereunder and the Company, PubCo and their affiliates shall be under no obligation to provide any further compensation to the Executive.

(d) If the Company shall terminate the Executive’s employment pursuant to Section 8(d) hereof, or if the Executive shall terminate his employment hereunder pursuant to Section 9 hereof, the Executive shall receive each of the Base Salary, Annual Bonus Target, Unpaid Prior Year Bonus and all Equity Bonus awards or awards under other equity plans, vesting, payment and other benefits as provided for herein or under the terms of the applicable plan documents except that, notwithstanding any provision to the contrary contained herein or in any plan document, 100% of Executive’s Initial Equity Grant shall be deemed to be immediately and fully vested.

(e) Notwithstanding the foregoing, if News Corporation determines not to proceed with the Separation, then it shall use reasonable best efforts to provide the Executive with another senior executive opportunity with the Company or one of its subsidiaries and affiliates at comparable compensation to that provided under this Agreement. If the Executive does not accept such opportunity then he shall receive each of the Base Salary and Annual Bonus Target and continued vesting in the same manner as though the Executive continued to be employed hereunder for one (1) year following the Date of Termination, the Initial Equity Grant shall be deemed to be fully vested and any Equity Bonus awards or awards under other equity plans, vesting, payment and other terms as provided for herein or under the terms of the respective plan documents.

(f) Without duplicating any benefits set forth in this Section 10, upon any termination of employment, the Executive (or his spouse, beneficiaries or estate) will be entitled to any unreimbursed business expenses approved in accordance with the Company or PubCo policy, as applicable, and due the Executive through termination and to receive any benefits vested, and to make all elections and receive all payments and rights under all employee benefit, pension, insurance and other plans in which the Executive participated in accordance with the terms and conditions of the plan concerned. Such business expenses shall be reimbursed as provided in Section 18(f), below.

(g) Executive shall have no duty to mitigate his damages hereunder and any income earned by Executive following his termination without cause (as defined in Section 8(c) hereof) or his resignation pursuant to Section 9 hereof shall not reduce the compensation payable to Executive hereunder.

11. Survival of Agreement. This Agreement shall inure to the benefit of PubCo and any other successors and general assigns of the Company or any other corporation or entity which is a parent, subsidiary or affiliate of the Company or PubCo to which this Agreement is assigned, and any other corporation or entity into which the Company or PubCo may be merged or with which it may be consolidated.

12. Indemnity; Cooperation. The Company shall indemnify the Executive and hold him harmless from any cost, expense or liability arising out of or relating to any acts or directions made by him in the course of performing his duties in good faith under this Agreement.

During the Term of Employment and for a period of three (3) years after the termination of the Executive’s employment, and during all reasonable times thereafter, the Executive will (i) fully cooperate with the Company or PubCo, as applicable, in providing truthful testimony as a witness or a declarant in connection with any present or future litigation, administrative or arbitral proceeding involving the Company or PubCo with respect to which the Executive may have relevant information and (ii) assist the Company or PubCo, as applicable, during the investigatory and discovery phases (or prior thereto) of any judicial, administrative, internal, arbitral or grievance proceeding involving the Company or PubCo, as applicable, and with respect to which the Executive may have relevant information. The Company or PubCo, as applicable will, within thirty (30) days of the Executive producing receipts satisfactory to the Company or PubCo, as applicable, reimburse the Executive for any reasonable and necessary expenses incurred by the Executive in connection with such cooperation.

Without limiting any other provision of this Agreement, this Section 12 shall survive the termination or expiration of this Agreement for any reason whatsoever.

13. Notices. All notices, requests, demands or other communications provided for hereby shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) one day after having been sent by telegram, telecopy or similar electronic means, or by overnight courier service against receipt, or (c) four days after having been sent within the continental United States by first-class certified mail, return receipt requested, postage prepaid, to the other party. Any notices to the Executive shall be sent to the last known address of the Executive on record with the Company.

14. Construction. This Agreement shall be enforced, governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles. Each party acknowledges that such party has participated with, at its option, the advice of counsel, in the preparation of this Agreement. The language of all provisions of this Agreement shall in all cases be construed as a whole, extending to it its fair meaning, and not strictly for or against either of the parties. The parties agree that they have jointly prepared and approved the language of the provisions of this Agreement and that should any dispute arise concerning the interpretation of any provision hereof, neither party shall be deemed the drafter nor shall any such language be presumptively construed in favor of or against either party.

15. Severability. The conditions and provisions herein set forth shall be severable, and if any condition or provision or portion thereof shall be held invalid or unenforceable, then said condition or provision shall not in any manner affect any other condition or provision and the remainder of this Agreement and every section thereof construed without regard to said invalid condition or provision, shall continue in full force and effect.

16. Assignment. Neither party shall have the right, subject to Section 11 hereof, to assign the Executive’s rights and obligations with respect to his actual employment duties without the prior consent of the other party.

17. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes and renders null and void any and all prior oral or written agreements, understandings or commitments pertaining to the subject matter hereof. No waiver or modification of the terms or provisions hereof shall be valid unless in writing signed by the party so to be charged thereby and then only to the extent therein set forth.

18. Section 409A.

(a) This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and will be interpreted accordingly. References under this Agreement to the Executive’s termination of employment shall be deemed to refer to the date upon which the Executive has experienced a “separation from service” within the meaning of Section 409A of the Code.

(b) Notwithstanding anything herein to the contrary, (i) if at the time of the Executive’s separation from service with the Company or PubCo, as applicable, the Executive is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder or payable under any other compensatory arrangement between the Executive and the Company or PubCo, as applicable, or any of their affiliates as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company or PubCo, as applicable, will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six months following the Executive’s separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Section shall be paid to the Executive in a lump sum and (ii) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner that does not cause such an accelerated or additional tax. Any payments deferred pursuant to the preceding sentence shall be paid together with interest thereon at a rate equal to the applicable Federal rate for short-term instruments.

(c) To the extent any reimbursements or in-kind benefits due to the Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to the Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Additionally, to the extent that the Executive’s receipt of any in-kind benefits from the Company or PubCo or their affiliates must be delayed pursuant to this Section due to his status as a “specified employee”, the Executive may elect to instead purchase and receive such benefits during the period in which the provision of benefits would otherwise be delayed by paying the Company or PubCo (or their affiliates) for the fair market value of such benefits (as determined by the Company or PubCo, as applicable, in good faith) during such period. Any amounts paid by the Executive pursuant to the preceding sentence shall be reimbursed to the Executive (with interest thereon) as described above on the date that is six months following his separation from service.

(d) Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

(e) The Company or PubCo, as applicable, shall consult with the Executive in good faith regarding the implementation of the provisions of this Section. Without limiting the generality of the foregoing, Executive shall notify the Company or PubCo, as applicable, if he believes that any provision of this Agreement (or of any award of compensation, including equity compensation, or benefits) would cause the Executive to incur any additional tax under Code Section 409A and, if the Company or PubCo, as applicable, concurs with such belief after good faith review or the Company or PubCo, as applicable, independently makes such determination, then the Company or PubCo, as applicable, shall, after consulting with the Executive, use reasonable best efforts to reform such provision to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.

(f) Any amount that Executive is entitled to be reimbursed for any business related expenses borne by employee under this Agreement will be reimbursed to Executive as promptly as practical and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred. Expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

(g) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company or PubCo, as applicable.

(h) Unless this Agreement provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the Executive’s termination of employment in accordance with the Company’s or PubCo’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made on a monthly basis.

IN WITNESS WHEREOF, the parties hereto have affixed their signatures as of the day and year first above written.

NC TRANSACTION, INC.		BEDI AJAY SINGH

By:	/s/ Janet Nova	/s/ Bedi Ajay Singh

Performance Guaranty by News Corporation

In order to induce the Executive to enter into this Employment Agreement, News Corporation hereby guarantees the full and faithful performance by Company of the terms of this Employment Agreement. This Performance Guaranty may be assigned to PubCo effective as of the Separation and in such event News Corporation shall be relieved of all obligations under this Performance Guaranty.

News Corporation

By:	/s/ Janet Nova

Its:	Senior Vice President and Deputy General Counsel